Exhibit 99.2

Condensed Interim Consolidated Financial Statements (Unaudited)

Patagonia Gold Corp.

For the Three and Nine Months Ended September 30, 2020 and 2019

(All amounts in United States Dollars unless otherwise stated)

Index

Condensed Interim Consolidated Statement of Financial Position	2

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	3

Condensed Interim Consolidated Statement of Changes in Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to the Condensed Interim Consolidated Financial Statements	6

Patagonia Gold Corp. Condensed Interim Consolidated Statement of Financial Position (Unaudited - in thousands of U.S. dollars)

	Note	September 30, 2020	December 31, 2019
		$’000	$’000
Current assets
Cash	22	$333	$685
Receivables	12, 22	4,604	1,516
Inventories	6	2,697	3,206
Total current assets		7,634	5,407

Non-current assets
Mineral properties	7, 25	15,609	15,457
Mining rights	9	16,564	16,997
Property, plant and equipment	11	14,278	15,635
Goodwill	25	4,009	4,009
Other financial assets	10, 22	10	334
Deferred tax assets		533	2,841
Other receivables	13, 22	3,396	3,814
Total non-current assets		54,399	59,087
Total assets		$62,033	$64,494

Current liabilities
Bank indebtedness	14	$10,104	$14,989
Accounts payable and accrued liabilities	15, 20, 22	4,689	5,992
Accounts payable with related parties	15, 20, 22	6,976	6,717
Loan payable and current portion of long-term debt	16, 20, 22	256	334
Current portion of long-term debt with related parties	16, 20, 22	16,340	-
Total current liabilities		38,365	28,032

Non-current liabilities
Long-term debt	17, 22	208	312
Long-term debt with related parties	17, 20, 22	1,654	11,708
Reclamation and remediation obligations	8	5,863	5,803
Deferred tax liabilities		3,981	4,795
Other long-term payables		44	56
Total non-current liabilities		11,750	22,674
Total liabilities		50,115	50,706

Shareholders’ equity
Capital stock	19	2,571	2,588
Contributed surplus		180,564	180,269
Accumulated deficit		(187,987)	(186,135)
Other components of equity		18,013	18,386
Total shareholders' equity attributable to the parent:		13,161	15,108
Non-controlling interest		(1,243)	(1,320)
Total shareholders' equity		11,918	13,788
Total liabilities and shareholders’ equity		$62,033	$64,494

Commitments and contingencies (note 26)
Going concern (note 3)
Subsequent events (note 29)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Patagonia Gold Corp.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the Three and Nine Months Ended September 30, 2020 and 2019
(Unaudited - in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
		$’000	$’000	$’000	$’000

Revenue		$6,549	$6,274	$16,469	$16,922
Cost of sales	6	(4,213)	(3,732)	(10,880)	(14,433)
Gross profit		2,336	2,542	5,589	2,489

Operating income (expenses):
Exploration expenses		(678)	(1,002)	(1,792)	(2,291)
Administrative expenses	21	(1,315)	(1,575)	(3,810)	(5,742)
Share-based payments expense	19	(128)	(5)	(295)	(46)
Interest expense		(615)	(619)	(1,957)	(1,470)
Total operating expense:		(2,736)	(3,201)	(7,854)	(9,549)

Other income/(expenses)
Interest income		12	72	87	131
Gain/(loss) on foreign exchange		(245)	419	(1,013)	1,302
Accretion expense	8	(3)	(5)	(9)	(15)
Other income/(expenses)	23	(160)	-	2,155	-
Total other income/(expenses)		(396)	486	1,220	1,418
Income (loss) – before income taxes		(796)	(173)	(1,045)	(5,642)

Income tax benefit (expense)		(245)	(1,108)	(730)	354
Net income (loss)		$(1,041)	$(1,281)	$(1,775)	$(5,288)

Attributable to non-controlling interest		35	141	77	(188)
Attributable to equity share owners of the parent		(1,076)	(1,422)	(1,852)	(5,100)
		(1,041)	(1,281)	(1,775)	(5,288)
Other comprehensive income (loss) net of tax
Change in fair value of investment	10	(32)	(104)	2	(107)
Foreign currency translation adjustment		196	(182)	(375)	(716)
Total other comprehensive income (loss)		164	(286)	(373)	(823)
Total comprehensive income (loss)		$(877)	$(1,567)	$(2,148)	$(6,111)

Weighted average shares outstanding – basic and diluted	18	317,849,919	301,355,608	317,912,289	270,252,392

Net income (loss) per share – basic and diluted	18	$(0.003)	$(0.004)	$(0.006)	$(0.020)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Patagonia Gold Corp. Condensed Interim Consolidated Statement of Changes in Equity For the Nine Months Ended September 30, 2020 and 2019 (Unaudited - in thousands of U.S. dollars)

	Capital stock	Accumulated deficit	Other components of equity	Contributed surplus	Total Attributable to parent	Non-controlling interest	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance - January 1, 2019 (restated – note 28)	301	(174,164)	18,040	180,142	24,319	(937)	23,382
Shares issued in reverse acquisition (note 25)	2,287	-	-	-	2,287	-	2,287
Net income (loss)	-	(5,100)	-	-	(5,100)	(188)	(5,288)
Other comprehensive income (loss)	-	-	(823)	-	(823)	-	(823)
Share based payments	-	-	-	46	46	-	46
Balance - September 30, 2019	2,588	(179,264)	17,217	180,188	20,729	(1,125)	19,604

Balance - January 1, 2020 (restated – note 28)	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788
Shares repurchased under NCIB (note 19)	(17)	-	-	-	(17)	-	(17)
Net income (loss)	-	(1,852)	-	-	(1,852)	77	(1,775)
Other comprehensive income (loss)	-	-	(373)	-	(373)	-	(373)
Share based payments	-	-	-	295	295	-	295
Balance - September 30, 2020	2,571	(187,987)	18,013	180,564	13,161	(1,243)	11,918

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2020 and 2019 (Unaudited - in thousands of U.S. dollars)

	Note	September 30, 2020	September 30, 2019
		$’000	$’000
Cash flow from operating activities
Net income/(loss)		$(1,775)	$(5,288)
Items not affecting cash
Depreciation of property, plant and equipment	21	2,214	2,298
Depreciation of mineral properties	7	497	528
Amortization of mining rights	9	75	75
Share based payment expense	19	295	46
Provisions	8	51	(132)
Write-down of inventory	6	-	2,368
Accretion expense	8	9	15
Deferred tax benefit/(expense)		730	(354)
		2,096	(444)
Net change in non-cash working capital items
(Increase)/decrease in receivables		(2,670)	4,154
(Increase)/decrease in deferred tax assets		752	1,626
(Increase)/decrease in inventory		509	1,383
(Increase)/decrease in other financial assets		322	107
Increase/(decrease) in accounts payable and accrued liabilities		(1,228)	(3,142)
Increase/(decrease) in accounts payable and accrued liabilities with related parties		259	115
Increase/(decrease) in interest payable		-	251
Increase/(decrease) in provision		(12)	(27)
Increase/(decrease) in transaction taxes payable		(63)	(126)
		(2,131)	4,341
Net cash provided by/(used in) operating activities		(35)	3,897

Cash flows from investing activities
Purchase of property, plant and equipment	11	(857)	(389)
Purchase of mineral property	7	(649)	(56)
Proceeds from disposal of property, plant and equipment		-	189
Net cash provided by/(used in) investing activities		(1,506)	(256)

Cash flow from financing activities
Bank indebtedness (repayment)		(4,885)	2,506
Proceeds from loans with related parties		6,286	8,211
Repayment of loans		(182)	(10,530)
Shares repurchased under NCIB	19	(17)	-
Net cash provided by/(used in) financing activities		1,202	187

Net increase/(decrease) in cash		(339)	3,828
Effect of foreign exchange on cash		(13)	(2,992)
Cash, beginning of period		685	654
Cash, end of the period		$333	$1,490

Taxes paid		(63)	(126)
Interest paid		(281)	(407)
Supplemental non-cash information
Change in value of investments		2	(107)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Patagonia Gold Corp. Notes to the Condensed Interim Consolidated Financial Statements (Unaudited - in thousands of U.S. dollars unless otherwise stated)

1.  Nature of business

On July 24, 2019, Patagonia Gold Corp. (PGDC.TSXV – “the Company” or “Patagonia”) [formerly Hunt Mining Corp (“Hunt”, or “Hunt Mining”)] and Patagonia Gold PLC (“PGP”) completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp (“the Company”) (Note 25).

Comparative information for the Company is that of PGP (accounting acquirer) prior to the reverse acquisition on July 24, 2019.

Patagonia is a mineral exploration and production company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of reserves in Santa Cruz, Rio Negro and Chubut provinces of Argentina.

The condensed interim consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (PGSA)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1494716 Alberta Ltd.	Canada	100	CAD$	Nominee Shareholder

The Company’s activities include the exploration and production of minerals from properties in Argentina and Chile. On the basis of information to date, properties where it has not yet been determined if economically recoverable ore reserves exist are classified as exploration-stage. Properties where economically recoverable ore reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable ore reserves required to be classified in either the development or production stage.

2.  Basis of presentation

Prior to the reverse acquisition, Patagonia Gold PLC prepared its December 31, 2018 annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Upon the reverse acquisition with Patagonia Gold Corp, Patagonia Gold PLC became the ongoing entity for accounting purposes and Patagonia Gold PLC had to switch to reporting under US GAAP as Patagonia Gold Corp. is a registrant with the U.S. Securities and Exchange Commission (“SEC”). The Company prepared its annual financial statements for the year ended December 31, 2019 and interim financial statements for the three months ended March 31, 2020 in accordance with US GAAP. Effective June 30, 2020, the Company obtained “foreign private issuer” status in accordance with SEC guidelines and became eligible to satisfy its reporting requirements using IFRS. As such, the Company has prepared these condensed interim consolidated financial statements (the “interim financial statements”) in accordance with IFRS.

The Company’s interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and do not include all of the information required for annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2019, which were prepared in accordance with US GAAP.

The accounting policies applied in the interim financial statements are presented in note 4 and have been applied consistently in all periods presented in the interim financial statements, unless otherwise noted.

The interim financial statements were approved by the Company’s Board of Directors on November 27, 2020.

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting.

The Company’s presentation currency is the US Dollar.

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Judgments made by management in the application of IFRS that have a significant effect on the interim financial statements and estimates with significant risk of material adjustment in the current and following periods are discussed in Note 4.
2. Going Concern
3.  Going concern

The accompanying interim financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. During the nine months ended September 30, 2020, the Company had net loss of $1,775 (September 30, 2019 - $5,288). As at September 30, 2020, the Company has negative working capital of $30,731 (December 31, 2019 - $22,625) and had an accumulated deficit of $187,987 (December 31, 2019 - $186,135). The Company’s ability to continue as a going concern is dependent upon the ability to generate cashflows from operations and obtain financing. The Company intends to continue funding operations through operation of Cap Oeste, Lomada, Martha, La Josefina project and equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital and other cash requirements for the year ending December 31, 2020. There can be no assurance that the steps management is taking will be successful.

These factors, among others, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The accompanying interim financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments could be material.

4. Significant accounting policies

The significant accounting policies used in the preparation of these interim financial statements are described below.

(a) Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

(b) Consolidation

The Company's interim financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation.

(c) Foreign currency translation

The functional currency for the Company and its subsidiaries is determined by the currency of the of the primary economic environment in which it operates. The Company’s functional currency is the Canadian dollar (“CAD”) and the Company’s subsidiaries have functional currencies in United States dollar (“USD”), Chilean Peso (“CH”) and Great Britain Pound (“GBP”). The interim financial statements are presented in United States dollars.

Prior to January 1, 2019, the functional currency of Patagonia Gold S.A, Minera Minamalu S.A, Leleque Exploracion S.A, Huemules S.A. and Minera Aquiline Argentina S.A.U was the Argentine Peso and Argentina was designated as an hyperinflationary economy. In accordance with IAS 29, Financing Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of those subsidiaries had been restated after applying a general price index and translated to USD at closing rates before they were included in the consolidated financial statements.

Management considered primary and secondary indicators in determining functionary currency including the currency that influences sales, purchases and other costs. Other indicators considered by management include the currency in which funds from financing activities were generated. Based on these indicators, management concluded that effective January 1, 2019, the functional currency of Patagonia Gold S.A, Minera Minamalu S.A, Leleque Exploracion S.A, Huemules S.A. and Minera Aquiline Argentina S.A.U became the USD. The change in functional currency for these subsidiaries has been applied prospectively. As these subsidiaries cease to have Argentine Peso as the functional currency, the Company has discontinued the preparation and presentation of the financial statements in accordance with IAS 29. The amounts expressed at the end of the December 31, 2018 reporting period have been treated as the basis for the carrying amounts effective January 1, 2019 and onwards.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recognized at the prevailing exchange rates at the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the reporting date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Transaction gains and losses resulting from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized as incurred in net income.

These interim financial statements are translated to their USD equivalents using the following methods:
-	Income and expenses on the statement of income (loss) and comprehensive income (loss) have been translated using the average exchange rates prevailing during the period;
-	Assets and liabilities have been translated using the exchange rate prevailing at the date of the statement of financial position;
-	Translation adjustments are recognized in other comprehensive income (loss).

(d) Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes party to the contractual provisions of the financial instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all of risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

The Company classifies its financial assets into the following categories: those to be measured subsequently at fair value through other comprehensive income (FVOCI), fair value through profit and loss (FVTPL)and those to be held at amortized cost. Classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

Generally, the Company does not acquire financial assets for the purpose of selling in the short term and does not have any financial assets measured at FVTPL in either the current or prior year. The Company’s business model is primarily that of “hold to collect” (where assets are held in order to collect contractual cash flows).

See note 22 for the fair value disclosures.

Financial assets held at amortized cost

This classification applies to the Company’s cash and trade receivables, and other receivables which are held under a hold to collect business model and which have cash flows that meet the “solely payments of principal and interest” (SPPI) criteria. At initial recognition, trade and other receivables that do not have a significant financing component, are recognised at their transaction price. Other financial assets are initially recognised at fair value plus related transaction costs; they are subsequently measured at amortized cost using the effective interest method. Any gain or loss on derecognition or modification of a financial asset held at amortized cost is recognised in the income statement.

Financial assets held at fair value through other comprehensive income (FVOCI)

This classification applies to the Company’s other financial assets which includes equity investments and a performance bond (note 10). The Company has made an irrevocable election for these assets to present fair value gains and losses on revaluation through other comprehensive income. When these financial assets are derecognised, there is no reclassification of fair value gains or losses previously recognised in other comprehensive income.

Impairment of financial assets

A forward-looking expected credit loss (ECL) review is required for financial assets held at amortized cost.

Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event. The Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

The Company applies the “simplified approach” to trade and other receivable balances. The simplified approach in accounting for trade and other receivables records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating these losses, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses. The general approach incorporates a review for any significant increase in counterparty credit risk since inception.

Financial liabilities

Financial liabilities are obligations to pay cash or other financial assets and are recognised when the Company becomes a party to the contractual provisions of the instrument. All financial liabilities are recorded initially at fair value, net of direct issue costs.

Financial liabilities are recorded, subsequent to initial recognition, at amortized cost using the effective interest method, with interest-related charges recognised as an expense in finance cost in the statement of comprehensive income. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are charged to the statement of comprehensive income on an accruals basis using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(e) Cash and equivalents

Cash and equivalents include cash on hand, deposits held with banks and other liquid short-term investments with original maturities of three months or less. The Company has no cash equivalents for all periods presented.

(f) Inventories

Inventory comprises, gold held on carbon, mineral concentrate and mineralized material stockpiles. They are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained mineral ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Cost of inventory is determined by using the weighted average method and comprises direct costs, depreciation, depletion and amortization as well as a portion of fixed and variable overhead costs incurred in converting materials into concentrate and ore, based on the normal production capacity.

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g) Mineral properties and exploration and evaluation expenditures

Exploration and evaluation costs are expensed until the determination of the technical feasibility and the commercial viability of the associated project. Exploration costs include costs directly related to exploration and evaluation activities in the areas of interest. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when economically recoverable reserves are determined to exist, the rights of tenure are current and it is considered probable that the costs will be recouped through successful development and exploitation of the area, or alternatively by sale of the property. This determination is normally evidenced by the completion of a technical feasibility study.

Expenditures to develop new mines, to define further mineralization in mineral properties which are in the development or operating stage, and to expand the capacity of operating mines, are capitalized and amortized on a units-of-production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to the consolidated statement of operations and comprehensive income/(loss). The Company charges to the consolidated statement of operations and comprehensive income/(loss) the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

(h) Mining rights

Mining rights are rights to explore and mine specified areas of land acquired from the landowner. Mining rights acquired for stated terms in excess of 10 years are capitalized as intangible assets and are measured initially at cost and amortized on a straight-line basis over the term of the rights. Mining rights acquired for undefined terms are capitalized as intangible assets and are measured initially at cost and amortized on a unit of production method over the estimated period of economically recoverable reserves. Amortization is charged to administrative expenses in the consolidated statement of comprehensive income/(loss).

(i) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset.

Repairs and maintenance costs are charged to theses consolidated statement of operations and comprehensive income/(loss) during the period in which they are incurred.

Depreciation is calculated to amortize the cost of the property, plant and equipment over their estimated useful lives using the straight-line and unit of production methods.

Office equipment, vehicles, machinery and equipment, Mina Martha processing plant, and buildings are stated at cost and depreciated straight line over an estimated useful life of 3 to 20 years. Depreciation of plant, other than Mina Martha, is based on a unit-of-production method over the estimated period of economically recoverable reserves. Depreciation begins once the asset is in the state intended for use by management.

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses in the consolidated statement of operations and comprehensive income/(loss).

(j) Impairment of long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs. The Company’s CGUs are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold and silver (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans.

Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves are included when determining the fair value of mine site asset groups at acquisition and, subsequently, in determining whether the assets are impaired. Estimates of recoverable minerals from exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those risk factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material could ultimately be mined economically. Assets classified as exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the lower level of geological confidence and economic modeling.

(k) Reclamation and remediation obligations

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their present values using a risk-free discount rate consistent with the timing of the expected costs, are provided for in full as soon as the obligation to incur such costs arises and can be quantified. On recognition of a full provision, an addition is made to property, plant and equipment of the same amount; this addition is then charged against profits on a unit of production basis over the life of the mine. Closure provisions are updated annually for changes in cost estimates as well as for changes to life of mine reserves, with the resulting adjustments made to both the provision balance and the net book value of the associated non-current asset. The obligation is subsequently adjusted at each period to reflect the passage of time (accretion expense) and changes in the estimated future costs of the underlying obligation.

The Argentine mining regulations require that mine properties to be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. The Company accrues for the cost of final mine closure reclamation over the estimated useful mining life of the property. At each period, the Company reviews the entire reclamation liability and makes necessary adjustments for revisions to cost estimates to reflect current experience.

(l) Income taxes

The income tax expense or benefit consists of current and deferred components.

Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the statement of financial position date in each of the jurisdictions.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the statement of financial position date. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The Company operates are in multiple jurisdictions which involves dealing with uncertainties and judgments in the application of complex tax regulations. The final taxes paid or recovered are dependent upon many factors including resolutions arising from federal and state audits. The Company changes its tax assets and liabilities in light of the changing facts and circumstances but due to the complexity of the uncertainties in the tax regulations, the ultimate tax liability or asset could be materially different from the Company’s estimate recorded in the interim financial statements.

(m) Share-based payments

The Company offers a share option plan for its directors, officers, employees and consultants.

Share options granted to employees and directors are categorised as equity-settled share-based payments. Equity-settled share-based payments are measured at the fair value of goods or services received when the fair value can be reliably estimated. If the fair value of goods and services received cannot be reliably measured, then the fair value of the instrument issued is measured using an appropriate option pricing model at the grant date. For share options granted to directors, officers and employees, the fair value of the options is measured using the Black-Scholes option pricing model. All equity-settled share-based payments are ultimately recognised as an expense in the statement of comprehensive income with a corresponding increase to contributed surplus. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognised in the current period. No adjustment is made to any expense recognised in prior periods if share options ultimately exercised are different to that estimated on vesting.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(n) Earnings (loss) per share

The calculation of earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the income or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the earnings per share. The treasury stock method is used to determine the dilutive effect of the warrants and share options. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants and share options.

(o) Revenue recognition

The Company recognizes sales revenue in accordance with IFRS 15 when it has satisfied the following criteria:

-	The Company and the customer have an identifiable contract and are committed to perform their respective obligations;
-	The Company and the customer can identify each other’s rights regarding the goods to be transferred;
-	The Company can identify the payment terms for the goods to be transferred;
-	The risk, timing or amount of the Company’s future cashflows is expected to change as a result of the contract;
-	It is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods that will be transferred to the customer.

The Company produces doré and concentrate that is shipped to third-party refiners and smelters, respectively, for processing. The Company enters into contracts to sell its metal to third-party customers which may include the refiners and smelters that process the doré and concentrate. The Company’s performance obligation in these transactions is generally the transfer of metal to the customer. In the case of doré shipments, the Company generally sells refined metal at market prices agreed upon by both parties. The Company also has the right, but not the obligation, to sell a portion of the anticipated refined metal in advance of being fully refined. When the Company sells refined metal or advanced metal, the performance obligation is satisfied when the metal is delivered to the customer. Revenue and Cost of Sales are recorded on a gross basis under these contracts at the time the performance obligation is satisfied.

(p) Segment reporting

In accordance with IFRS 8 the management approach is used to identify operating segments. An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity's management, and (iii) for which discrete financial information is available. The Company has identified its reportable segments on the basis of their geographic location. As a result, the Company discloses information geographically based on the location of each of its operations and within Argentina on the basis of operating mines and projects under construction

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

(q) Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. When the cost of the acquisition exceeds the fair value of the identifiable assets acquired and liabilities assumed, the difference is recognized as goodwill. Acquisition related costs are expensed as incurred

When a subsidiary is acquired, the fair value of its identifiable assets and liabilities are finalised within 12 months of the acquisition date. All fair value adjustments are recorded with effect from the date of acquisition and consequently may result in the restatement of previously reported financial results.

(r) Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination.

The Company identifies any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill. An impairment charge is recognized for any excess of the carrying value of goodwill over its recoverable amount. Goodwill impairment charges are not reversible.

(s) Adoption of new accounting standards and amendments

Amendments to IFRS 3, Business Combinations (“IFRS 3”)

The IASB issued an amendment to IFRS 3 to facilitate companies in assessing whether the activities and assets that they acquire under a transaction are the acquisition of a group of assets or a business. The amendment confirmed that a business must include inputs and process and clarified that the process must be substantive; and the inputs and process must together significantly contribute to creating outputs. In addition, the amendment narrowed the definition of a business and added an optional concentration test that can be performed to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendment was adopted by the Company prospectively effective January 1, 2020. The adoption of this amendment did not have an impact on the interim financial statements.

(t) New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

5. Critical accounting judgments and estimates

(a) Significant judgments

Preparation of the consolidated financial statements requires management to make judgments in applying the Company's accounting policies. Judgments that have the most significant effect on the amounts recognized in these consolidated financial statements relate to functional currency; income taxes, title to mineral property interests and provisions and reclamation and closure cost obligations. These judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Functional currency

Management determines the functional currency for each entity. This requires that management assess the primary economic environment in which each of these entities operates. Management’s determination of functional currencies affects how the Company translates foreign currency balances and transactions. Determination includes an assessment of various indicators. In determining the functional currency of the Company’s operations in Canada (Canadian dollar), UK (British Pound) and Argentina (U.S. dollar), management considered the indicators of IAS 21 The Effects of Changes in Foreign Exchange.

Income taxes and taxes receivable

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain and subject to judgment. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law in the various jurisdictions in which it operates. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

The Company has receivables due from the Argentinean government for value-added taxes. Significant estimates and judgments are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in profit or loss.

The Company has accrued deferred income tax assets but may not be able to utilize part or all of these assets in the future. The Company only recognizes the expected future tax benefit from these assets if it is considered more likely than not that the tax benefit will be realized. Otherwise, a valuation allowance is applied against deferred tax assets that are not more likely than not to be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, including application of existing tax laws in each jurisdiction, assumptions about future metals prices, the macroeconomic environment and results of the Company’s operations. To the extent that future cash flows and taxable income differ significantly from estimates, the Company’s ability to realize deferred tax assets could be impacted. Additionally, future changes in tax laws could limit the ability to obtain the future benefits represented by the deferred tax assets

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(b) Use of estimates

The preparation of theses consolidated financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves, provisions, inventories and the allocation of fair value to assets and liabilities assumed in connection with business combinations. These estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The Company is also exposed to legal risk. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Mineral reserves

The Company uses estimates and assumptions related to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of production amortization calculations, environmental, reclamation and closure obligations and estimates of recoverable silver and gold in inventories. The Company relies on their technical personnel and independent mining consultants to determine the estimates of mineral reserves. Mineral reserve estimates are based upon engineering evaluations of samplings of drill holes and other openings.

Provisions

The Company assesses its provision for reclamation and remediation obligations on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Inventories

The measurement of inventories including the determination of its net realizable value involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and sliver, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on materials and supplies included in inventories, and estimates are required to determine salvage value. Estimates of recoverable gold or silver on the leach pads are calculated from the quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and a recovery percentage.

Business combinations

The acquisition method of accounting for business combinations in accordance with IFRS 3 requires management to determine the fair value of assets acquired and liabilities assumed on the date of the acquisition. In determining and allocating the fair values of assets and liabilities in a business combination, the Company relies on appraisals, internal valuations based on discounted cash flow, historical experience and other reliable information available as of the date of the acquisition.

6.  Inventories

	September 30, 2020	December 31, 2019
	$’000	$’000

Gold held on carbon	$839	$1,603
Silver and gold concentrate	-	157
Material stockpiles	-	-
Materials and supplies	1,858	1,446
	$2,697	$3,206

In 2019, the Company closed the Lomada project and put the Cap Oeste project into care and maintenance. As a result, the carrying value of inventory for these projects has been reviewed for impairment. The net realizable value of the inventory is less than the costs incurred in establishing the ore stockpile and therefore a write down of $2.37 million was required and is recorded in cost of sales for the nine months ended September 30, 2019. During the nine months ended September 30, 2020, there was no write down of inventory.

7.  Mineral properties

	Mining assets	Surface rights acquired	Total
	$’000	$’000	$’000
Cost
Balance at January 1, 2019	$13,425	$5,032	$18,457
Reverse acquisition (note 25)	6,830	1,427	8,257
Additions	2,926	-	2,926
Balance December 31, 2019	$23,181	$6,459	$29,640
Additions	649	-	649
Impairment	-	-	-
Balance September 30, 2020	$23,830	$6,459	$30,289

Amortization
Balance at January 1, 2019	$7,823	$908	$8,731
Change for the period	3,456	-	3,456
Impairment	1,996	-	1,996
Balance December 31, 2019	$13,275	$908	$14,183
Charge for the period	497	-	497
Disposals	-	-	-
Balance September 30, 2020	$13,772	908	$14,680

Net book value
As at December 31, 2019	$9,906	$5,551	$15,457
As at September 30, 2020	$10,058	$5,551	$15,609

Trilogy Mining Corporation

In January 2016, Patagonia Gold PLC (PGP) entered into an earn–in agreement with Trilogy Mining Corporation (“Trilogy”) in relation to the San José Project in Uruguay. This was recognized within mining assets at a cost of $1,996. In December 2019, the Company announced the termination of its option agreement with Trilogy and in exchange received common shares of Trilogy, that will result in PGP owning 42.5% of the then issued and outstanding shares of Trilogy. In connection with the termination of the option agreement, the Company impaired $1,996 of the mining asset related to San José Project in Uruguay during the year ended December 31, 2019.

Lomada project

All development costs incurred with respect to the Lomada project, from September 1, 2010 and onwards, have been capitalized as mineral properties and included under mining assets. The project completed the trial heap leach phase and entered full commercial production in the third quarter of 2013. Amortization is charged based on the unit-of-production method.

In February 2019, the Company reviewed the production profile for Lomada. Given the lower than anticipated recoveries, the Company made the decision to close the Lomada project.

Cap Oeste project

The Company completed the development of Cap Oeste Project in September 2016, entering into production in the last quarter of the year. As a result of the experience gained at Lomada, no trial production period was required at Cap Oeste. Revenue from commercial production was therefore recognised from the outset. The capitalized development costs are amortized based on the unit of production method.

In February 2019, the Company reviewed the production profile for 2019 for Cap Oeste. Given the expected lower production volumes, the Company made the decision to put Cap Oeste on care and maintenance until a suitable solution to extract and process the high-grade underground resource from Cap Oeste has been identified.

Mina Angela

In September 2020, the Company entered into a definitive option agreement with Latin Metals Inc. which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Pursuant to the definitive agreement, the Company has paid $250 representing the first earn-in payment. The Company shall decide whether to exercise the option no later than six months from the date of the definitive agreement. If the Company elects to exercise the option, they shall pay the second earn-in payment of $250. A further and final payment of $500 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia has the ability to perform exploration and exploitation mining activities on the property. In addition, Latin Metals Inc. will be entitled to receive a 1.25% Net Smelter Royalty (“NSR”) from future production. The Company has the right to repurchase half of the NSR for $1,000.

Surface rights

The Company owns the surface rights of land encompassing the Estancia La Bajada, Estancia El Tranquilo, Estancia El Rincon, Estancia La Josefina and the Estancia 1° de Abril.

There is a back in right granted to the sellers under Estancia El Rincon’s title deed whereby the Company irrevocably committed to resell the estancia to its former owner in the event that two consecutive years elapse without mining activities. Current activity on this property includes the Lomada Project.

Mina Martha project

On May 6, 2016, the Company acquired the assets of the Mina Martha project from Coeur Mining Inc. (“Coeur”). The Mina Martha project consists of land, mineral rights, a mine camp, offices, a warehouse, maintenance shop, mining facilities including a flotation mill and a tailings retention facility.

La Josefina project

In March 2007, the Company acquired the exploration and development rights to the La Josefina project from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) the Santa Cruz provincial mining and petroleum company.

In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $0.2 million per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company has until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. As at December 31, 2018, the Company had incurred approximately $20 million and is in current discussions with Fomicruz to develop a plan for production. In October 2019, the agreement was extended until April 30, 2021 which period may be extended for an additional one-year term.

As at September 30, 2020, this project has a carrying amount of $Nil (December 31, 2019 - $Nil) on the condensed interim consolidated statement of financial position.

8. Reclamation and remediation obligations

The Company is legally required to perform reclamation on sites where environmental disturbance is caused by the development or on-going mining of a property to restore it to its original condition at the end of its useful life. In accordance with IFRS, the Company recognized the fair value of that liability as an asset retirement obligation. The total amount of undiscounted cash flows required to settle the estimated obligation is $5,900 (December 31, 2019 - $6,053) which has been discounted using a weighted average risk-free rate of 0.20% (December 31, 2019 – 1.76%) and an inflation rate of 1.37% (December 31, 2019 – 2.29%).

The following table describes the changes to the Company's asset retirement obligation liability:

	September 30, 2020	December 31,2019
	$’000	$’000
Reclamation and remediation obligation - beginning of period	$5,803	$1,274
Reverse acquisition (note 25)	-	2,075
Change in estimate	51	2,419
Accretion expense	9	35
Reclamation and remediation obligation - end of period	$5,863	$5,803

9. Mining rights

	Fomicruz Agreement	Minera Aquiline Argentina	Total
	$’000	$’000	$’000

Balance - January 1, 2019	$3,288	$13,187	$16,475
Amortization	(100)	-	(100)
Exchange differences	-	622	622
Balance - December 31, 2019	$3,188	$13,809	$16,997
Amortization	(75)	-	(75)
Exchange differences	-	(358)	(358)
Balance - September 30, 2020	$3,113	$13,451	$16,564

Fomicruz Agreement

On October 14, 2011, Patagonia Gold, PGSA and Fomicruz entered into a definitive strategic partnership agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA. The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Santa Cruz. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares. The Company will manage the exploration and potential future development of the PGSA properties.

The mining rights acquired have been measured by reference to the estimated fair value of the equity interest given to Fomicruz. Management has estimated the fair value of the 10% interest in PGSA acquired by Fomicruz, on or about October 14, 2011 at $4 million. In determining this fair value estimate, management considered many factors including the net assets of PGSA and the illiquidity of the 10% interest. This amount has been recorded as an increase in the equity of PGSA and as a mining right asset. In these interim financial statements, the increase in equity in PGSA has been recorded as non-controlling interest. The initial share of net assets of PGSA ascribed to the non-controlling interest amounted to $4 million.

Effective January 1, 2020, the Company’s former subsidiary Cerro Cazador S.A merged with PGSA and as a result, Formicruz has a 4.7% interest in the newly merged entity.

Minera Aquiline Argentina Agreement

On January 31, 2018, Patagonia, through a wholly owned subsidiary (Patagonia Gold Canada Inc. “PGCAD”), has acquired the Calcatreu gold asset in Rio Negro, Argentina, by way of acquiring 100% of the shares of Minera Aquiline Argentina S.A. (“MASA”), a subsidiary of Pan American Silver Corporation. Total consideration for the acquisition amounted to $15 million. PGCAD has made the initial payment of $5 million on January 31, 2018 and the final payment of $10 million on legal completion on May 18, 2018.

This transaction was accounted for as an asset acquisition and the purchase consideration was allocated to Mining Rights at $14.6 million and other net assets at $0.4 million. These mining rights will be amortized on a unit-of-production method over the estimated period of economically recoverable resources once the project reaches the commercial production phase.

10. Other financial assets

The Company has short-term investments in equity securities which are recorded at fair value through other comprehensive income/(loss). As at September 30, 2020, the fair value of the short-term investments is $10 (December 31, 2019 - $8).

The Company had a performance bond that was originally required to secure the Company’s rights to explore the La Josefina property. It was a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of $600 and a maturity date of 2035. The bond traded in the secondary market in Argentina. The bond was originally purchased for $247. Since Cerro Cazador S.A. (“CCSA”) fulfilled its exploration expenditure requirement mandated by the agreement with Fomicruz, the performance bond was no longer required to secure the La Josefina project. Therefore, in September 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

As at December 31, 2019, the fair value of the bond was $326.

During the nine months ended September 30, 2020, the Company sold the performance bond for $400. There were no restrictions of the performance bond prior to the sale.

Changes in the fair value of these financial assets are recorded as other comprehensive income (loss) in the Company’s condensed interim consolidated statements of income (loss) and comprehensive income (loss).

11. Property, plant and equipment

	Plant	Buildings	Vehicles and equipment	Improvements and advances	Total
	$’000	$’000	$’000	$’000	$’000
Cost
Balance - January 1, 2019	$12,945	$823	$22,004	$673	$36,445
Reverse acquisition (note 25)	2,178	1,156	1,233	-	4,567
Additions	203	-	244	330	777
Disposals	-	-	(560)	(48)	(608)
Transfers	-	-	103	(103)	-
Balance - December 31, 2019	$15,326	$1,979	$23,024	$852	$41,181
Additions	113	-	175	569	857
Balance - September 30, 2020	$15,439	$1,979	$23,199	$1,421	$42,038

Accumulated depreciation
Balance - January 1, 2019	$12,648	$125	$10,164	$-	$22,937
Disposals	-	-	(419)	-	(419)
Depreciation for the year	482	76	2,470	-	3,028
Balance - December 31, 2019	$13,130	$201	$12,215	$-	$25,546
Depreciation for the period	204	120	1,890	-	2,214
Balance - September 30, 2020	$13,334	$321	$14,105	$-	$27,760

Net book value
December 31, 2019	$2,196	$1,778	$10,809	$852	$15,635
September 30, 2020	$2,105	$1,658	$9,094	$1,421	$14,278

12.  Receivables

	September 30,	December 31,
	2020	2019
	$’000	$’000
Trade receivables	$2,856	$150
Value added tax ("VAT") recoverable	1,292	880
Other receivables	456	486
Total	$4,604	$1,516

13.  Other receivables

	September 30,	December 31,
	2020	2019
	$’000	$’000
Value added tax ("VAT") recoverable	$875	$1,226
Other receivables	2,521	2,588
Total	$3,396	$3,814

14. Bank indebtedness

As at September 30, 2020, the Company has bank indebtedness of $10,104 (December 31, 2019 – $14,989) in the form of operating lines of credit which have an interest rate of 1.8% plus refinancing rate and mature on the January 31, 2021.

As at September 30, 2020, the interest rate on the lines of credit is 2.75%. The lines of credit have no specific terms of repayment and the Company renews them every year.

Subsequent to September 30, 2020, the maturity of the operating lines of credit was extended to December 31, 2021.

15. Accounts payable and accrued liabilities

	September 30,	December 31,
	2020	2019
	$’000	$’000
Trade accounts payable and accrued liabilities	$3,097	$5,102
Income tax	-	-
Other accruals	1,592	890
Accounts payable to related parties (note 20)	6,976	6,717
Total	$11,665	$12,709

16. Loan payable and current portion of long-term debt

	September 30,	December 31,
	2020	2019
	$’000	$’000
Current portion of long-term debt (note 17)	$16,555	$200
Leases payable	41	134
Loans payable	-	-
Total	$16,596	$334

17. Long-term debt

	September 30,	December 31,
	2020	2019
	$’000	$’000
Loan to related party secured by a letter of guarantee from the Company, at 5% interest per annum, due 2021(1) (note 20 and 29)	$13,083	$7,908

Loan to related party secured by assets of the Company payable 5.75% interest per annum, due 2022	423	512

Acquired in reverse acquisition. Unsecured loan payable to related party at 8% interest per annum, due 2022 (note 20 and 25)	1,134	990

Acquired in reverse acquisition. Unsecured loan payable to related party at 8% interest per annum, due 2021 (note 20 and 25)	945	826

Acquired in reverse acquisition. Unsecured loan payable to related party at 7% interest per annum, due 2021 (note 20 and 25)	1,191	1,038

Accrued interest on debt	1,641	946
	$18,417	$12,220
Less current portion	(16,555)	(200)
	$1,862	$12,020

(1)	Subsequent to September 30, 2020, the maturity of the loan was extended to December 31, 2022.

Principal payments on long-term debts are due as followed:

Year ending December 31,
2020	97
2021	16,562
2022	1,758

18.  Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the three and nine months ended September 30, 2020, there were 7,650,000 stock options that were not included in the diluted weighted average number of common shares outstanding as the average market price of the Company’s common shares during the three and nine month period ended September 30, 2020 was below the exercise price of the stock options.

The earnings per share for the three and nine months ended September 30, 2020 are as follows:

	For the Three Months Ended
	September 30,	September 30,
	2020	2019
Net income (loss) ($’000)	$(1,041)	$(1,281)
Weighted average number of common shares outstanding – basic and diluted	317,849,919	301,355,608
Net income (loss) per share	$(0.003)	$(0.004)

	For the Nine Months Ended
	September 30,	September 30,
	2020	2019
Net income (loss) ($’000)	$(1,775)	$(5,288)
Weighted average number of common shares outstanding – basic and diluted	317,912,289	270,252,392
Net income (loss) per share	$(0.006)	$(0.020)

19.  Capital stock

Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

Common Shares	Nine months ended		Year ended
	September 30, 2020		December 31, 2019
	Number	Amount	Number	Amount
		$’000		$’000
Balance, beginning of period	317,943,990	$2,588	254,355,192	$301
Share issued in reverse acquisition (note 25)	-	-	63,588,798	2,287
Share repurchased	(155,000)	(17)	-	-
Balance, at end of period	317,788,990	$2,571	317,943,990	$2,588

Preferred shares are non-redeemable and non-transferrable with discretionary dividends and hence are classified as equity. Preferred shares shall be issued at a price of $0.30 per share and will not have voting rights. As at September 30, 2020, there were no preferred shares issued by the Company (December 31, 2019 - $NIL).

Shares issued in reverse acquisition

On July 24, 2019, Hunt concluded an agreement with PGP on the terms of a recommended share for share exchange offer to be made by Hunt for all the issued shares of common stock of PGP in exchange for the common shares of Hunt Mining on the basis of 10.76 Hunt Shares for each PGP Share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80% in Hunt in exchange for all of the issued and outstanding shares of PGP (Note 25).

Normal Course Issuer Bid

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020) over a twelve (12) month period commencing on February 21, 2020. The NCIB will expire no later than February 20, 2021.

During the nine months ended September 30, 2020, the Company repurchased 155,000 common shares under the NCIB for $17.

Stock options

Under the Company’s share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company, have a maximum term of 5 years and vest at the discretion of the Board of Directors. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

All equity-settled share-based payments are ultimately recognized as an expense in the statement of operations and comprehensive income/(loss) with a corresponding credit to “Additional Paid in Capital”. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

	Nine months ended September 30, 2020		Year ended December 31, 2019
	Number of options	Weighted Average Price (CAD)	Number of options	Weighted Average Price (CAD)
Balance, beginning of period	7,650,000	$0.065	1,706,830	$13,896
Granted	9,600,000	$0.160	7,650,000	$0.065
Expiration of stock options	-	$-	(1,706,830)	$(13.896)
Balance, end of period	17,250,000	$0.118	7,650,000	$0.065

On May 29, 2019, all outstanding stock option holders consented to the cancellation of their outstanding stock options.

As at September 30, 2020, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Remaining contractual life (years)	Expiry date
$0.065	7,650,000	-	7,650,000	3.99	September 25, 2024
$0.160	-	9,600,000	9,600,000	4.87	August 13, 2025
	7,650,000	9,600,000	17,250,000	4.48

On September 25, 2019, the Company granted 7,650,000 options to directors, officers, and employees with an exercise price of CAD $0.065 and an expiry date of September 25, 2024. The stock options vest one year after the date of grant. The fair value of the options on grant date was estimated to be $456. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	1.46%
Expected volatility	253.14%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Stock price	CAD$ 0.06

On August 14, 2020, the Company granted 9,600,000 options to directors, officers, and employees with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The options vest in three equal trances on the first, second and third anniversary of the grant date. The fair value of the options on grant date was estimated to be $1,440. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.35%
Expected volatility	172.95%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Stock price	CAD$ 0.15

During the three and nine months ended September 30, 2020, the Company recognized a share-based payments expense of $128 (2019 - $5) and $295 (2019 - $46) respectively.

20.  Related party transactions

Key management personnel include the members of the Board of Directors and executive officers of the Company. Related party transactions and balances not disclosed elsewhere in the interim financial statements are as follows:

Name and Principal Position		Remuneration, fees or interest expense	Loans or Advances	Remuneration, fees, or interest payments	Loan payments	Included in Accounts Payable	Included in Loan Payable and Long-term debt
		Nine months ended September 30				As at September 30, 2020 and December 31, 2019
		$’000	$’000	$’000	$’000	$’000	$’000
A company controlled by a director[1]	2020	262	-	-	-	6,636	-
- admin, office, and interest expenses	2019	-	-	-	-	6,374	-
A company controlled by a director	2020	507	5,175	107	-	203	13,762
- admin, office, and interest expenses	2019	346	7,908	33	-	227	8,163
Directors	2020	196	-	175	-	137	-
- salaries and wages	2019	337	-	317	-	116	-
Director[1]	2020	-	532	-	-	-	4,232
-loans	2019	-	347	-	-	-	3,545
[1]	Balances owed to related parties were acquired as part of the reverse acquisition (note 25)

As at September 30, 2020, the Company has $6,976 (December 31, 2019 - $6,717) in accounts payable owing to related parties which relate primarily to funds advanced from companies controlled by directors in order to cover exploration costs.

21.  Administrative expenses

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$’000	$’000	$’000	$’000
General and administrative	$538	$616	$1,809	$2,974
Argentina statutory taxes	76	84	270	291
Professional fees	198	420	507	1,293
Operating leases	69	20	110	68
Directors’ remuneration	70	54	191	196
Loss (gain) on sale of property, plant and equipment	2	-	(3)	(26)
Depreciation of property, plant and equipment	739	675	2,214	2,298
Depreciation allocated to inventory	(557)	(446)	(1,946)	(1,979)
Depreciation of mineral properties	126	125	497	528
Amortization of mining rights	25	25	75	75
Consulting fees	18	-	86	15
Transaction taxes expenses	11	2	-	9
Total	$1,315	$1,575	$3,810	$5,742

22. Financial instruments

The Company’s financial instruments consist of cash, receivables, other financial assets, bank indebtedness, accounts payable and accrued liabilities, loan payable, interest payable, and long-term debt.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

•
Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

Fair value

As at September 30, 2020, there were no changes in the levels in comparison to December 31, 2019. The fair values of financial instruments are summarized as follows:

	September 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
	$’000	$’000	$’000	$’000
Financial assets

Amortized cost
Cash	333	333	685	685
Receivables and other receivable ¹	5,833	5,833	3,224	3,224

Fair value through other comprehensive income
Other financial assets (Level 1)	10	10	334	334

Financial liabilities

Amortized cost
Bank indebtedness	10,104	10,104	14,989	14,989
Accounts payable and accrued liabilities	11,665	11,665	12,709	12,709
Loan payable and current portion of long-term debt	16,705	16,596	334	334
Long-term debt	2,135	1,862	13,026	12,020

¹ Amounts exclude value added tax (“VAT”) recoverable of $2,167 and $2,106 as at September 30, 2020 and December 31, 2019 respectively.

Other financial assets are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of receivables, other receivable, accounts payable and accrued liabilities and bank indebtedness approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for the financial assets.

The fair values of loan payable and long-term debt are lower than carrying value because the interest rate on these liabilities is lower than the market interest rate.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution. Receivables consist of trade receivables and VAT recoverable and are not considered subject to significant risk, because the amounts are due from a government and a customer who is considered credit worthy.

Concentration risk

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at September 30, 2020 and December 31, 219, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at September 30, 2020, the Company had total cash balances of $333 (December 31, 2019 - $685) at financial institutions, where $Nil (December 31, 2019 - $Nil) is in excess of federally insured limits.

23. Other income

As part of the Company´s treasury management, the Company trades certain securities denominated in US dollar and Argentine Peso. The gain on disposition of these securities is recorded as other income on the condensed interim consolidated statements of income (loss) and comprehensive income (loss). During the three and nine months ended September 30, 2020, the Company recognized a loss of $160 (2019 - $Nil) and a gain $2,155 (2019 - $Nil) respectively.

24. Segment reporting

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in mineral exploration. The Company conducts its activities primarily in Argentina. All of the Company’s long-lived assets are located in Argentina.

The Company’s net income/(loss) and its geographic allocation of total assets and total liabilities may be summarized as follows:

For the nine months ended September 30, 2020
	Lomada Project	Cap Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	$5,511	$10,008	$-	$950	$-	$-	$-	$16,469
Cost of sales	(3,370)	(5,510)	-	(2,000)	-	-	-	(10,880)
Gross profit (loss)	$2,141	$4,498	$-	$(1,050)	$-	$-	$-	$5,589

Operating expense
Exploration expense	$-	$-	$(671)	$(64)	$(1,057)	$-	$-	$(1,792)
Administrative expenses	(102)	(394)	(175)	-	(1,873)	(106)	(817)	(3,467)
Depreciation expense	-	-	(13)	-	(255)	(75)	-	(343)
Share-based payments	-	-	-	-	-	-	(295)	(295)
Interest expense	-	-	(1)	-	(377)	(479)	(1,100)	(1,957)
Total operating expense	$(102)	$(394)	$(860)	$(64)	$(3,562)	$(660)	$(2,212)	$(7,854)

Other income/(expense)
Interest income	$-	$-	$1	$-	$86	$-	$-	$87
Gain/(loss) on foreign exchange	-	-	421	-	(1,559)	301	(176)	(1,013)
Accretion expense	(4)	(1)	-	(4)	-	-	-	(9)
Other expenses	-	-	(297)	-	2,452	-	-	2,155
Total other income/(expense)	$(4)	$(1)	$125	$(4)	$979	$301	$(176)	$1,220

Income/(loss) – before income tax	$2,035	$4,103	$(735)	$(1,118)	$(2,583)	$(359)	$(2,388)	$(1,045)
Income tax/(benefit)	-	-	(95)	-	(635)	-	-	(730)
Net income/(loss)	$2,035	$4,103	$(830)	$(1,118)	$(3,218)	$(359)	$(2,388)	$(1,775)

For the nine months ended September 30, 2019
	Lomada Project	Cap Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	$3,589	$12,605	$-	$728	$-	$-	$-	$16,922
Cost of sales	(3,130)	(10,492)	-	(811)	-	-	-	(14,433)
Gross profit (loss)	$459	$2,113	$-	$(83)	$-	$-	$-	$2,489

Operating expense
Exploration expense	$-	$-	$(1,051)	$(528)	$(712)	$-	$-	$(2,291)
Administrative expenses	(21)	(507)	(80)	(132)	(3,212)	(1,390)	(6)	(5,348)
Depreciation expense	-	-	(13)	(110)	(196)	(75)	-	(394)
Share-based payments	-	-	-	-	-	(40)	(6)	(46)
Interest expense	-	-	-	-	(682)	(569)	(219)	(1,470)
Total operating expense	$(21)	$(507)	$(1,144)	$(770)	$(4,802)	$(2,074)	$(231)	$(9,549)

Other income/(expense)
Interest income	$-	$-	$34	$14	$83	$-	$-	$131
Gain/(loss) on foreign exchange	-	-	(6)	(534)	(1,207)	447	2,602	1,302
Accretion expense	(5)	(8)	-	(2)	-	-	-	(15)
Total other income/(expense)	$(5)	$(8)	$28	$(522)	$(1,124)	$447	$2,602	$1,418

Income/(loss) – before income tax	$433	$1,598	$(1,116)	$(1,375)	$(5,926)	$(1,627)	$2,371	$(5,642)
Income tax/(benefit)	-	-	1	(1,839)	2,192	-	-	354
Net income/(loss)	$433	$1,598	$(1,115)	$(3,214)	$(3,734)	$(1,627)	$2,371	$(5,288)

	Total Assets		Total liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
	$’000	$’000	$’000	$’000
Argentina – Cap Oeste	$16,410	$16,081	$2,218	$2,629
Argentina – Lomada	3,484	4,267	3,898	1,979
Argentina – Calcatreu	17,721	18,036	957	1,591
Argentina – Martha & La Josefina	14,762	14,220	3,080	8,466
Argentina and Chile	5,368	7,308	5,368	5,977
United Kingdom	18	176	15,635	20,240
North America	4,270	4,406	18,959	9,824
Total	$62,033	$64,494	$50,115	$50,706

25.    Reverse acquisition

On July 24, 2019, Hunt completed a reverse acquisition with PGP on the terms that Hunt would acquire all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%.

The purpose of the reverse acquisition was to form an enlarged, junior precious metals explorer and producer focused on the Santa Cruz region of Argentina. In particular, Patagonia Gold’s Cap Oeste underground resource will gain access to Hunt’s Mina Martha processing plant, which is able to treat such mineralization which is expected to lead to more stable cash flow generation from any planned future development of the Cap Oeste underground mine, which could be utilized to reduce the combined group’s debt obligations and invest in its exploration and development stage projects, thereby ultimately lowering the risk profile of the combined group.

As a result of the reverse acquisition, former shareholders of PGP acquired control of Hunt, and the substance of the transaction was a reverse acquisition, where the transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under IFRS 3. PGP is deemed to be the acquiring company and its assets and liabilities, equity and historical operating results are included at their historical carrying values, and the net assets of Hunt are recorded at the fair value as at the date of the transaction. Transaction costs in the amount of $1,511 were incurred in connection with the reverse acquisition and were expensed as incurred.

The fair value of the equity consideration paid as part of the transaction as well as the fair value of identifiable assets and liabilities acquired are presented below. The Company was unable to obtain the necessary information to recognize and measure all the items exchanged in a business combination. In accordance with IFRS 3, the acquirer is allowed a measurement period of up to one year from the acquisition date to complete the purchase price allocation. As at December 31, 2019, the Company was in the process of gathering the facts and circumstances to complete the assessment of the fair value of Hunt’s property, plant and equipment and mineral properties. On September 1, 2020, the Company had completed the assessment of the fair value of these items and the interim financial statements have been updated with the final purchase price allocation.

The following table summarizes the preliminary and final purchase price allocation.

	Preliminary	Adjustment	Final
	($’000)	($’000)	($’000)
Fair value of the Company’s shares (1)	$2,287	$	$2,287

Less net identifiable assets (liabilities) of the Company
Cash	60	-	60
Accounts receivable	1,183	-	1,183
Prepaid expenses	14	-	14
Inventory	906	7	913
Mineral properties	7,865	391	8,256
Property, plant and equipment	2,210	2,357	4,567
Goodwill	5,715	(1,706)	4,009
Performance bond	351	-	351
Accounts payable and accrued liabilities	(8,725)	-	(8,725)
Bank indebtedness	(400)	-	(400)
Loan payable and current portion of long-term debt	(581)	-	(581)
Long-term debt	(2,062)	-	(2,062)
Accrued interest on debt	(550)	-	(550)
Reclamation and remediation obligations	(2,075)	-	(2,075)
Deferred tax liabilities	(1,624)	(1,049)	(2,673)
	$2,287	$-	$2,287

(1)
The fair value of 5,908,687 common shares issued to pre-reverse acquisition Hunt shareholders is $2,287 based on the fair value of $0.387 per common share (converted from GBP 0.310 closing stock price of Patagonia Gold PLC prior to the transaction on July 24, 2019).

26. Commitments and contingencies

On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company’s La Josefina facilities. The initial term was for three years beginning November 1, 2011 and ended on October 31, 2014, including annual commitments of $60. The Company extended this agreement on April 30, 2015 for three years with an option to renew for a second three-year term. On October 22, 2019, an agreement was executed for the renewal of this lease from November 1st, 2019 to December 31, 2020.

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap Oeste projects in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. As of the date of approval of these financial statements, no litigation has been brought by Republic against the Company. The Company believes the claims in the Demand Letter are without merit and intends to vigorously defend against any action by Republic, if and when commenced. However, any adverse decision in resolving this matter could have an adverse effect on the Company. The amount of any loss cannot be reasonably estimated.

27. COVID-19

The recent outbreak of the novel coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions.

Additionally, while the potential economic impact brought by, and the duration of the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, financing or mining production activities or the ore and mining industry or the global economy as a whole. However, these effects could have a material impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely. The management and board of the Company is constantly monitoring this situation to minimize potential losses.

With the lockdown measures implemented by the government of Argentina, the Company was forced to pause its activities for approximately 30 days.  On April 2, 2020, the government declared mining as an essential service and the Company was able to resume operations at most of the sites.

28. Transition to IFRS

The September 30, 2019 US GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		Adjustment reference $’000				As restated IFRS
	As reported US GAAP
	$’000	(a)	(b)	(c)	(d)	$’000

Current assets
Cash	$1,490	$-	$-	$-	$-	$1,490
Receivables	1,280	-	-	-	-	1,280
Inventories	3,260	(191)	-	-	-	3,069
Total current assets	6,030	(191)	-	-	-	5,839

Non-current assets
Mineral properties	10,975	-	6,536	-	-	17,511
Mining rights	16,788	-	-	-	-	16,788
Property, plant and equipment	12,901	3,076	-	-	-	15,977
Goodwill	2,673	-	-	1,336	-	4,009
Other financial assets	255	-	-	-	-	255
Deferred tax assets	4,378	(1,831)	-	-	-	2,547
Other receivables	3,760	-	-	-	-	3,760
Total non-current assets	51,730	1,245	6,536	1,336	-	60,847
Total assets	$57,760	$1,054	$6,536	$1,336	$-	$66,686

Current liabilities
Bank indebtedness	$14,887	$-	$-	$-	$-	$14,887
Accounts payable and accrued liabilities	6,335	-	-	-	-	6,335
Accounts payable with related parties	6,531	-	-	-	-	6,531
Loan payable and current portion long-term debt	481	-	-	-	-	481
Total current liabilities	28,234	-	-	-	-	28,234

Non-current liabilities
Long-term debt	425	-	-	-	-	425
Long-term debt with related parties	11,404	-	-	-	-	11,404
Asset retirement obligation	1,345	-	-	-	(1,345)	-
Reclamation and remediation obligations	-	-	-	1,887	1,345	3,232
Deferred tax liabilities	2,673	1,061	-	-	-	3,734
Other long-term payables	53	-	-	-	-	53
Total non-current liabilities	15,900	1,061	-	1,887	-	18,848
Total liabilities	44,134	1,061	-	1,887	-	47,082

Shareholders’ equity
Capital stock	2,588	-	-	-	-	2,588
Additional paid in capital	181,595	-	-	-	(181,595)	-
Contributed surplus	-	-	-	-	180,188	180,188
Accumulated deficit	(168,642)	58	6,609	(551)	(16,738)	(179,264)
Other components of equity	-	-	-	-	17,217	17,217
Accumulated other comprehensive income (loss)	(1,744)	-	-	-	1,744	-
Total shareholders’ equity attributable to the parent:	13,797	58	6,609	(551)	816	20,729
Non-controlling interest	(171)	(65)	(73)	-	(816)	(1,125)
Total shareholders’ equity	13,626	(7)	6,536	(551)	-	19,604
Total liabilities and shareholders’ equity	$57,760	$1,054	$6,536	$1,336	$-	$66,686

The US GAAP condensed interim consolidated statement of comprehensive loss for the three months ended September 30, 2019 has been reconciled to IFRS as follows:

		Adjustment reference
	As reported US GAAP	$’000			As restated IFRS
	$’000	(a)	(b)	(c)	$’000

Revenue	$6,273	$1	$-	$-	$6,274
Cost of sales	(3,521)	(211)	-	-	(3,732)
Gross profit	2,752	(210)	-	-	2,542

Operating income (expenses):
Exploration expenses	(1,283)	-	281	-	(1,002)
Administrative expenses	(1,295)	(155)	(125)	-	(1,575)
Other operating expenses	-	-	-	-	-
Share-based payments expense	(5)	-	-	-	(5)
Interest expense	(652)	-	-	33	(619)
Total operating expense:	(3,235)	(155)	156	33	(3,201)

Other income/(expenses)
Interest income	105	-	-	(33)	72
Gain/(loss) on foreign exchange	634	(215)	-	-	419
Accretion expense	(72)	-	-	67	(5)
Other income/(expenses)	-	-	-	-	-
Total other income/(expenses)	667	(215)	-	34	486
Income (loss) – before income taxes	184	(580)	-	67	(173)

Income tax benefit (expense)	(1,214)	106	-	-	(1,108)
Net income (loss)	$(1,030)	$(474)	$156	$67	$(1,281)

Attributable to non-controlling interest	166	(41)	16	-	141
Attributable to equity share owners of the parent	(1,196)	(433)	140	67	(1,422)
	(1,030)	(474)	156	67	(1,281)
Other comprehensive income (loss) net of tax
Change in fair value of investment	(103)	(1)	-	-	(104)
Foreign currency translation adjustment	61	(243)	-	-	(182)
Total other comprehensive income (loss)	(42)	(244)	-	-	(286)
Total comprehensive income (loss)	$(1,072)	$(718)	$156	$67	$(1,567)

Weighted average shares outstanding – basic and diluted	301,355,608	-	-	-	301,355,608

Net income (loss) per share – basic and diluted	$(0.004)	$-	$-	$-	$(0.004)

The US GAAP condensed interim consolidated statement of comprehensive loss for the nine months ended September 30, 2019 has been reconciled to IFRS as follows:

		Adjustment reference
	As reported US GAAP	$’000			As restated IFRS
	$’000	(a)	(b)	(c)	$’000

Revenue	$16,922	$-	$-	$-	$16,922
Cost of sales	(13,870)	(563)	-	-	(14,433)
Gross profit	3,052	(563)	-	-	2,489

Operating income (expenses):
Exploration expenses	(2,094)	-	(197)	-	(2,291)
Administrative expenses	(5,005)	(209)	(528)	-	(5,742)
Other operating expenses	-	-	-	-	-
Share-based payments expense	(46)	-	-	-	(46)
Interest expense	(1,470)	-	-	-	(1,470)
Total operating expense:	(8,615)	(209)	(725)	-	(9,549)

Other income/(expenses)
Interest income	131	-	-	-	131
Gain/(loss) on foreign exchange	1,552	(250)	-	-	1,302
Accretion expense	(115)	-	-	100	(15)
Other income/(expenses)	-	-	-	-	-
Total other income/(expenses)	1,568	(250)	-	100	1,418
Income (loss) – before income taxes	(3,995)	(1,022)	(725)	100	(5,642)

Income tax benefit (expense)	20	334	-	-	354
Net income (loss)	$(3,975)	$(688)	$(725)	$100	$(5,288)

Attributable to non-controlling interest	(50)	(65)	(73)	-	(188)
Attributable to equity share owners of the parent	(3,925)	(623)	(652)	100	(5,100)
	(3,975)	(688)	(725)	100	(5,288)
Other comprehensive income (loss) net of tax
Change in fair value of investment	(107)	-	-	-	(107)
Foreign currency translation adjustment	(1,118)	402	-	-	(716)
Total other comprehensive income (loss)	(1,225)	402	-	-	(823)
Total comprehensive income (loss)	$(5,200)	$(286)	$(725)	$100	$(6,111)

Weighted average shares outstanding – basic and diluted	270,252,392	-	-	-	270,252,392

Net income (loss) per share – basic and diluted	$(0.020)	$-	$-	$-	$(0.020)

The following summarizes the significant changes to the Company’s accounting policies upon the transition from US GAAP to IFRS:

a)	Hyperinflationary economies

Under US GAAP, once the Argentine Peso had been designated to be a highly inflationary economy, the Company was required to change the functional currency for those subsidiaries to the Company’s reporting currency USD.

In accordance with IAS 29, Financial Reporting in Hyperinflationary Economies, the Company’s subsidiaries’ financial statements with Argentine Peso functional currency are restated by applying a general price index and translated at closing rates before they are included in the consolidated financial statements. The subsidiary financial statements in hyperinflationary economies have used the Consumer Price Index (IPC) published by the National Institute of Statistics and Census (INDEC) as from January 2017 (base month: December 2016) and the Wholesale Price Index (IPIM) published by the INDEC to date, by computing for the months of November and December 2015, on which no INDEC information is available on changes in the IPIM, the IPC variation in the City of Buenos Aires.

b)	Development and exploration costs

Under US GAAP, development and exploration costs are expensed until the mineralization is classified as proven and probable and determination of the technical feasibility and the commercial viability of the property.

Under IFRS 6, Exploration for and Evaluation of Mineral Resources, the Company shall determine an accounting policy specifying which expenditures are capitalized as mineral properties. The Company has determined that exploration and development costs previously expensed under US GAAP will be capitalized under IFRS for the Cap Oeste, Lomada de Leiva, Mina Martha and La Josefina mineral properties.

c)	Reclamation and remediation obligations

Under US GAAP, the present value of reclamation and remediation obligations are measured using a credit-adjusted risk free discount rate and the obligation is not remeasured for changes in the risk-free rate as the credit-adjusted risk-free rate used to initially measure the obligation is used for all subsequent reductions in the estimated gross future cash flows. Only if the estimated gross future cash flows are increased is the discount rate changed to reflect the current risk-free rate.

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the present value of reclamation and remediation obligations are measured using a risk-free discount rate at each statement of financial position date.

d)	Presentation differences

Some figures stated under US GAAP have been reclassified to conform with the presentation requirements under IFRS.

e)	Final purchase price allocation

Upon the reverse acquisition of Hunt Mining Corp., the Company was in the process of gathering the facts and circumstances to complete the assessment of the fair value of Hunt’s property, plant and equipment and mineral properties. The Company had recorded provisional amounts for these assets in the previous financial statements. On September 1, 2020 the Company completed the assessment of the fair value of these items. The December 31, 2019 financial statements have been restated as if the reverse acquisition was originally accounted for using the final purchase price allocation.

29.  Subsequent events

Debt Conversion

On October 30, 2020, the Company entered into an agreement with director Tim Hunt and his related parties to convert an aggregate of $10,000 of outstanding debt into 44,040,277 common shares of the Company at a price per share that is equal to CAD $0.30. The converted debt includes $4,822 of principal and accrued interest and $5,178 in accounts payable in respect of interest, rent and administration expenses. The balance of $1,458 owing to Tim Hunt is expected to be settled in full by December 10, 2020 by a cash payment of $720 plus 7% accrued interest.

Extension of maturity date of loan facility

On November 17, 2020, the Company announced that it has entered into an agreement with Cantomi Uruguay S.A., a corporation owned and controlled by the Company’s Non-Executive Chairman, Carlos J. Miguens, to extend the maturity of the existing loan from March 31, 2021 to December 31, 2022. Other than the extension of the maturity, all other terms of the loan remain unchanged.

Extension of maturity date of bank indebtedness

On November 17, 2020, the Company announced that it had reached an agreement to extend the maturity date of its bank indebtedness, being its operating lines of credit, from January 31, 2021 to December 31, 2021. Other than the extension of the maturity, all other terms of the operating lines of credit remain unchanged.

Settlement of debts

On November 17, 2020, the Company settled a total of $30 and £74 of debt owed to certain directors of the Company for director fees related to the period from July 2019 to September 2020 and former directors of its wholly-owned subsidiary to whom director fees are owed related to the period from July 2016 to July 2019. The Company settled the outstanding fees by issuing a total of 1,201,111 common shares of the Company at a deemed price of $0.14.

Cap Oeste Provisional Permit

On November 23, 2020, the Company announced that it had received a provisional permit to proceed with the development of the Cap Oeste gold/silver underground project.